17009223

ANNUAL AUDITED REPORT

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

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FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11770 US HIGHWAY ONE, SUITE 205 E
(No. and Street)

PALM BEACH GARDENS	FL	33408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVE.	DAYTONA BEACH SHORES	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLEN A. MCRARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK BROKERAGE SERVICES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/MANAGING MEMBER

Title

Notary Public

JARED MCGHEE
Notary Public - State of Florida
My Comm. Expires May 5, 2018
Commission # FF 119171

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2016

PEAK BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of PEAK BROKERAGE SERVICES, LLC

We have audited the financial statements of PEAK BROKERAGE SERVICES, LLC ("Company") which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PEAK BROKERAGE SERVICES, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of PEAK BROKERAGE SERVICES, LLC's financial statements. The supplemental information is the responsibility of PEAK BROKERAGE SERVICES, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 25, 2017

PEAK BROKERAGE SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		For Year Ended December 31, 2016
CURRENT ASSETS		
Cash and cash equivalents	$	86,948
Accounts receivable		16,903
Commissions receivable		182,833
Other receivables		75,657
Deposits		50,011
Furniture and equipment, net of accumulated depreciation of $9,806		-
Total current assets		412,352
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	412,352
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Commissions payable	$	166,378
Other payable		43,027
Accounts payable		59,576
Total current liabilities		268,981
MEMBERS' EQUITY		
Undistributed earnings		143,371
Total Stockholders' Equity		143,371
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	412,352

See notes to financial statements and auditors' report.

PEAK BROKERAGE SERVICES, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2016

		2016
REVENUES:		
Commissions and fees	$	1,936,952
Other income		555,432
Total revenue		2,492,384
EXPENSES:		
Commissions and salaries	$	1,986,385
Insurance and fees		83,712
General and administration expenses		282,055
Regulatory fees		65,354
Professional and Consulting		47,412
Occupancy		44,666
Total expenses		2,509,584
NET (LOSS) FROM OPERATIONS	$	(17,200)

See notes to financial statements and auditors' report.

PEAK BROKERAGE SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2016

		Total Member's Equity
Balances, December 31, 2015	$	128,621
Plus Capital Contributions		66,000
Adjustment to Capital		(34,050)
Less Distributions		-
Net income (loss) for 2016		(17,200)
Balances, December 31, 2016	$	143,371

See notes to financial statements and auditors' report.

PEAK BROKERAGE SERVICES, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(17,200)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		-
Net change in operating assets and liabilities:		
Increase in accounts receivable		(16,903)
Increase in commissions receivable		(85,381)
Increase in other receivables		1,907
Increase in Deposits		(11)
Increase in other payables		43,027
Increase in commissions and salaries payable		14,162
Increase in accounts payable		7,683
NET CASH PROVIDED BY OPERATING ACTIVITIES		(52,716)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital Adjustment		(34,050)
Net change Capital contributions		66,000
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		31,950
NET CHANGE IN CASH AND CASH EQUIVALENTS		(20,766)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		107,714
CASH AND CASH EQUIVALENTS, END OF YEAR	$	86,948

See notes to financial statements and auditors' report.

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
PEAK BROKERAGE SERVICES, LLC ("Company") is a Limited Liability Company was originally organized on February 10, 2011 under the laws of the State of Georgia. During 2015, the Company moved its operations from Georgia to Florida. The Company is now organized under the laws of Florida. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company's activity are manly in selling insurance and variable annuity products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenues and related expenses on a trade date basis.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company terminated its S Corporation status during 2015 and will be taxed as a Partnership for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's partners will pay taxes on the Company's earnings. The Company files a separate pass through income tax return for federal and state purposes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013through 2016) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United State of America. For many of the Company's financial instruments, including cash, receivables, other assets, commissions, salaries payable, and accounts payable, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2016.

Note 3 Commitments, Contingencies, and Related Party Transactions

None.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2016, the Company has net allowable capital of $50,811 which exceeded the required net capital by $32,879.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

PEAK BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	143,371
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		143,371
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2016		-
Total capital and allowable subordinated liabilities		143,371
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		92,560
Other assets		
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		50,811
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	50,811
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	17,932
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	17,932
Excess net capital		32,879
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		23,913

See notes to financial statements and auditors' report.

PEAK BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2016

<u>AGGREGATE INDEBTEDNESS</u>		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	268,981
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	268,981
Ratio: Aggregate indebtedness to net capital		529.38%
<u>RECONCILIATION WITH COMPANY'S COMPUTATION</u>		
(Included in Part II of form X-17A-5 as of December 31, 2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		17,932
Net audit adjustments		-
Net capital per above		17,932

<u>NOTE:</u> There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2016.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Peak Brokerage Services LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Peak Brokerage Services LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 25, 2017

Rule 15C3-3 Exemption Report

Peak Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.l 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

(i.) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

(ii.) Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) with transactions cleared through another broker-dealer, Raymond James. Peak Brokerage Services, LLC does not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2016, Peak Brokerage Services, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Glen McRary, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO & President

Date: 2/28/17

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FOMR SIPC-7)

Managing Member of Peak Brokerage Services LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Peak Brokerage Services LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peak Brokerage Services LLC's compliance with the applicable instructions of Form SIPC-7. Peak Brokerage Services LLC's management is responsible for Peak Brokerage Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 25, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068829 FINRA DEC
PEAK BROKERAGE SERVICES, LLC
11770 US HIGHWAY ONE, STE E 205
PALM BEACH GARDENS, FL 33408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $85

B. Less payment made with SIPC-6 filed (exclude interest) (27)
July 29, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $58

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 58.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PEAK BROKERAGE SERVICES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7th day of February, 20 2017.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2016 and ending December 31, 2016
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,492,384
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,204,480
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearence paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue Accrual Net Effect; Rep Fees, E&O Premiums, Registration Fees Reccovered from Reps	253,804
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,458,284
2d. SIPC Net Operating Revenues	$ 34,100
2e. General Assessment @ .0025	$ 85

(to page 1, line 2.A.)